UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MedCath Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58404W 10 9

(CUSIP Number)

March 24, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58404W 10 9

1.	Name of Reporting Person MedCath 1998 LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 58404W 10 9

1.	Name of Reporting Person KKR 1996 Fund L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 58404W 10 9

1.	Name of Reporting Person KKR Associates 1996, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 58404W 10 9

1.	Name of Reporting Person KKR 1996 GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

1.	Name of Reporting Person Henry R. Kravis

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,500

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 7,500

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Name of Reporting Person George R. Roberts

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

Item 1.
	(a)	Name of Issuer. MedCath Corporation
	(b)	Address of Issuer’s Principal Executive Offices. 10720 Sikes Place Charlotte, North Carolina 28277

Item 2.
	(a)	Name of Persons Filing. MedCath 1998 LLC KKR 1996 Fund L.P. KKR Associates 1996, L.P. KKR 1996 GP LLC Henry R. Kravis George R. Roberts
(b)

Address of Principal Business Office, or, if none, Residence.

The address of the principal business office of MedCath 1998 LLC, KKR 1996 Fund L.P., KKR Associates 1996, L.P., KKR 1996 GP LLC and Henry R. Kravis is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The address of the principal business office of George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, California 94025

	(c)	Citizenship. See Item 4 of each cover page.
	(d)	Title of Class of Securities. Common stock, $0.01 par value per share (the “Common Stock”).
	(e)	CUSIP Number. 58404W 10 9

Item 3.
Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 through 11 of the cover page applicable to each of the reporting persons and is incorporated herein by reference for each of the reporting persons.  The percentages of beneficial ownership are based on 22,436,809 shares of Common Stock outstanding as of February 5, 2010.  Except for Henry R. Kravis, who may be deemed to beneficially own 7,500 shares of Common Stock, none of the reporting persons beneficially owns any shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2010	MEDCATH 1998 LLC

	By:	KKR 1996 Fund L.P., managing member

	By:	KKR Associates 1996, L.P., general partner

	By:	KKR 1996 GP LLC, general partner

	By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for Henry R. Kravis, as member

KKR 1996 Fund L.P.

	By:	KKR Associates 1996, L.P., general partner

	By:	KKR 1996 GP LLC, general partner

	By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for Henry R. Kravis, as member

KKR Associates 1996, L.P.

	By:	KKR 1996 GP LLC, general partner

	By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for Henry R. Kravis, as member

KKR 1996 GP LLC

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for Henry R. Kravis, as member

HENRY R. KRAVIS

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for Henry R. Kravis

GEORGE R. ROBERTS

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for George R. Roberts

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement dated October 13, 2009	(Already on file)

2	Power of Attorney, dated July 31, 2005, given by Henry R. Kravis	(Already on file)

3	Power of Attorney, dated July 31, 2005, given by George R. Roberts	(Already on file)